FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated April 30, 2015 titled “AFP PROVIDA S.A. reports its results for the period ended March 31, 2015”

For immediate release

Contact:
María Paz Yáñez
Chief Financial Officer
Phone: (56-2) 2351 1483
E-mail: myanezm@provida.cl

Santiago, Chile – April 30, 2015 – AFP PROVIDA S.A. (NYSE: PVD) announces its consolidated financial results for the period ended March 31, 2015. All figures are expressed in Chilean pesos, unless otherwise indicated, and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended March 31, 2015

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER 2015

Ü
In the first quarter of 2015 (1Q15), AFP ProVida S.A. (the “Company” or “ProVida”) recorded a profit of Ch$28,012 million, a decrease of Ch$2,050 million or 6.8% as compared to the profit recorded in the first quarter of 2014 (1Q14). This variance was primarily due to a higher tax expense due to the Tax Reform implemented in September of 2014.

Ü
Regarding the recurring business, revenues increased by Ch$4,052 million in 1Q15 explained by higher fees collected (Ch$3,275 million or 7.5%) due to higher mandatory contributions from the growth in the taxable salary base of contributors.

Ü
Operating expenses increased by Ch$3,438 million in 1Q15 partially overshadowing the increase in revenues. Higher miscellaneous other operating expenses (Ch$2,568 million) were mainly related to onetime expenses incurred in the updating of IT systems and the migration process of our data center. Additionally, the quarter accounted for higher employees expenses (Ch$1,295 million) mostly related to the customer centricity strategy of the Company, since the period recorded a higher number of active sales agents (largely oriented to capturing and advising clients) and due to higher staff levels in our branches (number of branches increased by 24 or 40.7%).

Ü
Mandatory investments recorded gains of Ch$9,365 million in 1Q15. This variance (3.3%) was driven by higher mandatory investments due to both normal contributions and the positive return of pension funds during twelve months (April 2014-March 2015). The weighted average nominal return of pension funds was 3.38% in 1Q15 as compared to the return of 3.84% in 1Q14.

Ü
AFP Genesis (Ecuador), a consolidated subsidiary of ProVida, contributed a profit of Ch$643 million in 1Q15, a 205.4% increase as compared to prior year. Behind this variation are higher revenues from investment portfolio fees.

Ü
As of March 31, 2014, ProVida continues to lead the Chilean pension fund industry with a total of US$46,473 million of assets under management, equivalent to a market share of 28%. ProVida is also a leader in terms of clients with an average portfolio of 3.3 million participants and 1.8 million contributors, equivalent to market shares of 34% and 32%, respectively.

MAIN BUSINESS DRIVERS FOR THE FIRST QUARTER 2015

Business Drivers	1Q15		Market Share

Monthly Average of:
Number of participants	3,294,341		33.7%	(2)
Number of contributors	1,761,944		31.6%	(2)
Salary base (US$ Million)	1,565	(1)	27.4%	(3)
Administrative employees	1,218		27.3%	(3)
Sales agents	932		35.3%	(3)

Last Month Figure
Number of pensioners	743,518	(2)	38.4%	(2)
Pension payments	219,284	(2)	40.7%	(2)
AUM (US$ Million)	46,473	(1)	27.8%

Real return of Pension Fund (YTD):
Pension Fund Type A	4.58%
Pension Fund Type B	3.85%
Pension Fund Type C	3.46%
Pension Fund Type D	2.93%
Pension Fund Type E	1.81%

(1) Exchange rate: Ch$626.58 per U.S. dollar. (2) Market Share as of February, 2015. (3) Market Share as of December, 2014.

AFP PROVIDA S.A.
COMPARATIVE ECONOMIC AND INDUSTRY ENVIRONMENT ANALYSIS FOR THE FIRST QUARTER 2015

During the last quarter of 2014 and the first of 2015 activity indexes has shown little improvements, especially the ones of the supply side while the internal demand is still weak, with the exception of the services sector. However, the upcoming months seems to be less positives. During March production decelerates; the mining sector has shown poor results and it will be probably affected by the alluviums in the north of the country.

Consumer and producer confidence has been in a pessimistic level for 10 and 12 months. While March data shows a recovery in producer confidence measured by the IMCE also shown an important downturn in consumer confidence measured by the IPEC.

Consumption and investments evidence weak results. Investment in machinery and equipment adding consumption of durable goods has had declines. On the other hand, there has been a huge fiscal impulse focused in public investment.

In January and February, annual inflation has exceeded expectations so despite in March it was below expectations, the annual inflation is still above 4%. With this data, the 12 month with annual inflation is above the target range of the Central Bank. Despite the deceleration context and the lower oil prices in the international market, the main reason behind this price scenario is the nominal depreciation of the Chilean peso added to the high indexation of the economy and the better than expected performance of the labor market.

The market revised its inflation expectation for the end of 2015 to slightly above 3%. However, expectations for the two years ahead remain at 3%. Consequently, expectations for Monetary Policy Rate have eliminated cuts and some of them are considering the possibility of increases by the end of 2015.

The labor market is tighter than expected. The unemployment rate remains at low levels by historical standards (6.1% in February). Annual growth in salaried employment rose again in the past few months; however job creation is still under its historical figures. Nominal salaries are growing 7.1% relative to the prior year in February in part due to the inflation indexed wage adjustment.

Regarding the Pension Industry, the Government Advisory Commission for the Pension System (Bravo Commission) created by the government in April 2014, is going to submit to the president its report with the analysis and proposals to improve the system on August 2015.

The government also indicates that the proceedings of the law that creates a state-owned AFP will be delayed until the Bravo Commission submits the final report.

COMPREHENSIVE INCOME STATEMENT

Profit

During the first quarter of 2015 (1Q15), the Company recorded a profit of Ch$28,012 million, a decrease of Ch$2,050 million or 6.8% as compared to the profit recorded in the first quarter of 2014 (1Q14). Such result was mainly due to a higher income tax expense generated in the first quarter of 2015 regarding to the Tax Reform bill enacted in September 2014, which provides for a gradual increase in the corporate tax rate.

Regarding the recurring business, revenues increased by Ch$4,052 million (8.9%) in the first quarter of 2015 as compared to the prior year, mainly due to higher fee income (Ch$3,275 million or 7.5%) from mandatory contributions boosted by the growth in the taxable salary base of contributors.

Operating expenses increased by Ch$3,438 million as compared to the first quarter of 2014, partly explained by higher miscellaneous other operating expenses (Ch$2,568 million) mainly due to onetime higher IT and data services expenses in connection with the migration of databases and systems from Mexico to Chile. Additionally, the current period recorded higher employee expenses (Ch$1,295 million) related to customer centricity since sales force and branches personnel staff increased in order to improve our customer services. The above was partially offset by Life and Disability insurance (L&D) which had a favorable variance (Ch$425 million) due to the update of the provisions according to low real cost of casualties.

Mandatory investments recorded higher gains of Ch$296 million in the first quarter of 2015 as compared to the prior year. This variance was driven by higher mandatory investments due to both normal contributions made by contributors and the positive return of pension funds during the last twelve months (April 2014 to March 2015). Regarding the quarterly results, the weighted average nominal return of pension funds was 3.38% in 1Q15 as compared to the return of 3.84% recorded in the prior year. This variance was primarily due to a lower fixed income returns in both local and foreign markets.

Non-operating results decreased by Ch$532 million mainly related to other non-operating income, due to lower sources from rentals and profits from assets sale in 1Q15; and higher losses from investments.

Income tax expense increased by Ch$2,443 million in 1Q15 as compared with 1Q14. From January to March 2015, the income tax expense of Ch$7,994 million reflects the increase in corporate tax rate regarding to the Tax Reform, from 20% to 25% for deferred tax rate assets and; from 20% to 22,5% for income tax rate.

In 1Q15, earnings per share (each ADR represents fifteen shares) were Ch$84.55 as compared to Ch$90.74 for the prior year. As of March 31, 2015, the total number of outstanding shares (331,316,623) has no changes with respect to the same date in 2014.

Revenues

Revenues were Ch$49,567 million in the first quarter of 2015, an increase of Ch$4,052 million or 8.9% as compared to the same period of the prior year. This result was attributable to the following:

•
Fee income was Ch$46,823 million from January to March 2015, a Ch$3,275 million (7.5%) increase as compared to 1Q14. This result was attributable to higher mandatory contributions (Ch$3,076 million) from the growth in the taxable salary base of contributors.

As a result of the growing trend exhibited by fee income, ProVida has maintained in 1Q15 its leading position in the pension industry. According to the available information as of February 2015 Provida has an average market share of 34% in terms of number of participants, 32% in terms of contributors and 27% in terms of salary base. In term of assets under management, ProVida’s market share was 28% as of March 31, 2015.

In figures, the monthly average number of contributors was 1,761,944 in 1Q15 and the monthly average salary base was US$1,565 million. The assets under management as of March 2015 amounted to US$46,473.

•
Other revenues were Ch$2,744 million in the first quarter of 2015, higher by Ch$777 million (39.5%) as compared to the same period of 2014. The increase is primarily attributable to higher revenues of Ch$807 million from AFP Genesis in Ecuador.

Mandatory investments

Gains from mandatory investments were Ch$9,365 million from January to March 2015, an increase of Ch$296 million with respect to the gains recorded in the same period 2014. The increase is mainly due to higher mandatory investments because of both normal contributions made by contributors and the positive returns of pension funds during the last twelve months.

It is important to note that the period nominal return decreased from 3.84% in 1Q14 to 3.38% in 1Q15 partially overshadowing the increase in mandatory investments.

The nominal return obtained during 1Q15 was mainly related to the favorable performance of foreign investments, where foreign markets returns were also improved by the depreciation of the Chilean peso against the U.S. dollar. The main contributions to 1Q15 gains are related to the Pension Fund Type C performance which represented a 43% of the period gains with a nominal return of 3.44%.

Life and disability insurance premium

The life and disability insurance premium recorded a gain of Ch$408 million in 1Q15, a positive variance of Ch$425 million as compared to the loss recorded in 1Q14.

Since the L&D insurance contract was finalized and settled on March 31, 2014, casualties occurred until June 2009 in connection with disability pending to be evaluated and deceased beneficiaries, are covered by the reserve that ProVida constituted for these purposes. During 1Q15, the real costs casualties paid were lower than the reserves previously constituted explaining the gain accounted for in the period.

Employee expenses

Employee expenses amounted to Ch$12,014 million from January to March 2015, an increase of Ch$1,295 million or 12.1% with respect to prior year. Such result is mainly explained as follows:

•
ProVida wages and salaries of administrative personnel were Ch$5,195 million in 1Q15, increasing by Ch$223 million or 4.5% as compared to the same period of 2014. This result was primarily attributable to higher staff due to the opening of 24 new branch offices to focus on our strategy of improving our customer service quality.

The monthly average administrative staff for quarter ended March 31, 2015 was 1,218 workers, a 4.5% increase from the monthly average of 1,166 for quarter ended March 31, 2014. Total administrative staff as of March 31, 2015 was 1,205, a 2.5% increase over 1,176 total staff as of March 31, 2014.

•
ProVida wages and salaries of sales personnel were Ch$4,737 million in the 1Q15, a Ch$529 million or 12.6% increase as compared to 1Q14. Such increase was mainly caused by higher number of active sales agents oriented to capturing and advising clients according to the customer centricity strategy of the Company.

The monthly average number of sales employees was 931 from January to March 2015, a 17% increase with respect to the prior year (796 sales agents). Total sales employees as of March 31, 2015 was 885, an increase of 19.9% over 738 total staff as of March 31, 2014.

Depreciation and amortization expenses

Depreciation and amortization expenses totaled Ch$1,765 million in the first quarter of 2015, a Ch$16 million or 0.9% decrease with respect to the prior year period. This variance is mainly the outcome of fixed asset depreciation, which was partially offset by higher amortization in remodeling rented properties.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$11,101 million from January to March 2015, an increase of Ch$2,726 million or 30.1% with respect to the prior year period due to the following:

•
ProVida data processing expenses were Ch$3,619 million in 1Q15, an increase of Ch$1,808 million with respect to the prior year period, which is mainly explained by one time IT system expenditures related to the migration of our data center from Mexico to Chile.

•
ProVida administration expenses were Ch$5,861 million in 1Q15, an increase of Ch$739 million as compared to the prior year period. This variance was mainly explained by higher levels of expenses in the 24 new branches; and an increase in collection, pension payment and pension fund custody services.

Financial income (expenses)

Financial income (expense) was Ch$385 million in the first quarter of 2015, a decrease of Ch$17 million with respect to the prior year period, mainly due to a lower rate of return for deposits (0.27% 1Q15 as compared to 0.38% 1Q2014).

Share of the profit (loss) from equity accounted companies

Share of the profit (loss) from equity accounted companies was Ch$899 million during the first quarter of 2015, a Ch$54 million or 6.3% increase with respect to the prior year period. This variance was attributable to the profits generated by Previred.

Company	Country	1Q15	1Q14	Change	%
		(Millions of Chilean pesos, except percentages)

Previred	Chile	886	839	47	5.6%
Inv. DCV	Chile	25	17	9	52.5%
AFC	Chile	(12)	(10)	(2)	22.9%

TOTAL		899	846	54	6.3%

Exchange differences

Exchange differences gain of Ch$36 million were recognized in the first quarter of 2015, an increase of Ch$19 million as compared to the gains recognized in the prior year. This result is attributable to both, lower balances denominated in U.F. (inflation-indexed unit) from January to March 2015, mainly for L&D insurance reserve as compared to the prior year period, and lower differences in the U.F.

Other non-operating income

Other non-operating income were Ch$305 million in the first quarter of 2015, a decrease of Ch$620 million as compared to year 2014. This result was primarily attributable to lower revenues from rentals and no gains from assets sales.

Other non-operating expenses

Other non-operating expenses were Ch$54 million during 1Q15, a decrease of Ch$36 million as compared to the prior year, primarily due to lower non-operating write-offs.

Income tax expense

Income tax expense was Ch$7,994 million in the first quarter of 2015, an increase of Ch$2,443 million as compared to the prior year. This variance is primarily due to the Tax Reform bill enacted on September 29, 2014, which provides for a gradual increase in the corporate tax rate from 20% to 27%, with a taxpayer option to limit the corporate tax rate to 25% but eliminate the taxable profits fund, an exemption on taxes on corporate income that is reinvested.

ProVida has made the taxpayer to limit the corporate tax rate to 25%. The tax regime elected must be informed to the Chilean Internal Revenue Service (IRS) during the second half of 2016 and would take effect for tax purposes in 2017, lasting for a period of 5 years.

In 1T15 the rate for deferred tax expense increased to 25% (from 20% in 1T14) implying a higher expense of Ch$528 million in connection with the mandatory investment results which are not expected to be cash in the short run. Regarding to the current tax rate, it was 20.0% during 1Q14 and 22.5% during 1Q15. It should be mentioned that the Tax Reform bill enacted on September 29, 2014, implied a corporate tax rate of 21.0% for year 2014, which it was applied with a retroactive effect recorded at the end of 3Q14.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$ 428,064 million as of March 31, 2015, an increase of Ch$5,400 million or 1.3% with respect to December 31, 2014, as explained below:

•
Current assets as of March 31, 2015 were Ch$87,684 million, decreasing by Ch$6,222 million or 6.6% with respect to December 31, 2014. This result was mainly attributable to lower cash and cash equivalents of Ch$5,254 million as a consequence of cash outflows generated by the withdrawal right of the shareholders dissenting with the merger by absorption of the Company into MetLife Chile Acquisition Co. approved on December 29, 2014, at an Extraordinary Shareholders’ Meeting held on that date.

The withdrawal right cash flows amounted to Ch$11,718 million and it was recorded as a deduction in shareholders’ equity. This cash outflow was partially offset by the 1Q15 cash flows generated by the recurring business.

•
Non-current assets amounted to Ch$340,380 million as of March 31, 2015, an increase of Ch$11,623 million or 3.5% with respect to December 31, 2014. This variance was mainly driven by higher mandatory investments of Ch$11,072 million due to both normal contributions made by contributors and the favorable overall return of pension funds during the quarter.

Additionally, the period recorded higher investment equity balances of Ch$923 million corresponding to 1Q15 accumulated profits from equity accounted companies, mainly attributable to the profits generated by Previred.

Liabilities

Total liabilities amounted to Ch$114,866 million as of March 31, 2015, decreasing by Ch$2,613 million or 2.2% with respect to December 31, 2014, explained as follows:

•
Current liabilities were Ch$64,125 million as of March 31, 2015, declining by Ch$4,741 million or 6.9% with respect to December 31, 2014. This result was due to lower provisions of Ch$3,965 million mainly related to decreased employee expenses provisions regarding year 2014, which included bonus (cash payments mostly during February-March period) and vacations (use of holiday period mainly in 1Q of each year).

Additionally, the period recorded lower trade and other payables balances of Ch$987 million mainly attributable to December 31, 2014 pending payments of pensioner clients.

•
Non-current liabilities were Ch$50,740 million as of March 31, 2015, an increase of Ch$2,128 million or 4.4% with respect to December 31, 2014. This result was mainly due to higher deferred tax liabilities of Ch$2,132 million in connection with 1Q15 gains from mandatory investments.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$313,198 million as of March 31, 2015, increasing by Ch$8,013 million or 2.6% with respect to December 31, 2014. This increase is due to the profits recorded in 1Q15 (Ch$28,012 million), which was partially offset by the respective minimum dividends accrued equating to 30% of 1Q15 profit (Ch$8,404 million), and the deduction of the withdrawal right of the shareholders previously mentioned.

Exchange rate

As of March 31, 2015, the exchange rate was Ch$626.58 per U.S. dollar, while at the same date in 2014, it was Ch$551.18 per U.S. dollar. During 1Q15, the Chilean peso depreciated by 3.3% against the U.S. dollar, while in 1Q14 the Chilean peso depreciated by 5.1%.

COMPREHENSIVE INCOME STATEMENT

	1Q15	1Q14	Change	%
(Millions of Chilean pesos, except percentages)

Revenues	49,567	45,515	4,052	8.9%
Gain on mandatory investments	9,365	9,069	296	3.3%
Life and disability insurance premium expense (less)	408	(17)	425	-2502.4%
Employee expenses (less)	(12,014)	(10,718)	(1,295)	12.1%
Depreciation and amortization (less)	(1,765)	(1,781)	16	-0.9%
Impairment losses, net (less)	(23)	(18)	(5)	28.0%
Miscellaneous other operating expenses (less)	(11,101)	(8,533)	(2,568)	30.1%
Finance costs (less)	(4)	(5)	1	-13.9%
Income (loss) from investments	385	402	(17)	-4.2%
Share of the profit (loss) from equity accounted associates	899	846	54	6.3%
Exchange differences	36	17	19	117.4%
Other non-operating income	305	925	(620)	-67.0%
Other non-operating expenses (less)	(54)	(90)	36	-39.8%

PROFIT (LOSS) BEFORE TAX	36,007	35,613	393	1.1%

Income tax expense	(7,994)	(5,551)	(2,443)	44.0%
Profit (loss) after tax from continuing operations	28,012	30,062	(2,050)	-6.8%

PROFIT (LOSS)	28,012	30,062	(2,050)	-6.8%

STATEMENT OF FINANCIAL POSITION

	03-31-2015	12-31-2014	Change	%
(Millions of Chilean pesos, except percentages)

Current assets	87,684	93,906	(6,222)	-6.6%
Non-current assets	340,380	328,757	11,623	3.5%

TOTAL ASSETS	428,064	422,663	5,400	1.3%

Current liabilities	64,125	68,866	(4,741)	-6.9%
Non-current liabilities	50,740	48,612	2,128	4.4%

Shareholders' Equity	313,198	305,185	8,013	2.6%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	428,064	422,663	5,400	1.3%

CASH FLOW STATEMENT

	1Q15	1Q14	Change	%
(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	8,950	22,980	(14,030)	-61.1%
Cash flow from (used in) operations	10,333	28,789	(18,456)	-64.1%
Cash flow from (used in) other operating activities	(1,383)	(5,809)	4,426	-76.2%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(2,490)	(961)	(1,529)	159.0%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(11,718)	101	(11,818)	-11757.6%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(5,257)	22,120	(27,377)	-123.8%

Important Notice

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as "believe," "expect," "estimate," "project," "anticipate," "should," "intend," "probability," "risk," "target," "goal," "objective" and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. AFP ProVida undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition or divestitures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	May 1, 2015	By:	/s/ Andrés Veszprémy
			Name:	Andrés Veszprémy
			Title:	General Counsel

Date:	May 1, 2015	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer